(COMPANY LETTERHEAD)




                                          April 29, 2005



Mr. Jay Webb (Mail Stop 0306)
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:   Energy Conversion Devices, Inc.
      Form 10-K for fiscal year ended June 30, 2004
      Form 10-Q for the period ending December 31, 2004
      Your File No. 1-8403

Dear Mr. Webb:

      This letter is in response to your April 12, 2005 letter. The information set forth below is numbered to correspond to the paragraphs of your letter.

FORM 10-K FOR THE PERIOD ENDING JUNE 30, 2004

Managements Discussion and Analysis - Page 27
---------------------------------------------

Results of Operations - Page 31
-------------------------------

1. We note that the increase in royalties in 2004 compared to 2003 is attributable to payments for optical memory royalties from a licensee who had not previously made payments that covered amounts owed for a four-year period. Are royalty revenues normally recognized on a cash basis? Please supplementally address our concerns and explain in detail why four year's of royalty revenue would only be recognized upon receipt of payment. In a related matter, are your royalty (and other) revenue recognition accounting policies consistent with those that existed at the time of our review of your June 30, 2000 Form 10-K? If not, supplementally explain and support any material changes thereto.

    Response:
    In responding to the above comment, we will address three matters: (a) our royalty revenue recognition policy, (b) the recognition of royalties over a four-year period and (c) revenue recognition of advance royalties.

Mr. Jay Webb
April 29, 2005
Page 2
------

    a. Royalties are not recognized on a cash basis. Royalties are recognized upon the sale of the respective licensed products and when the earnings process is complete. The Company receives royalty reports from its licensees generally for a six-month period. The Company estimates its royalties for periods subsequent to the receipt of these royalty reports based on the most recent royalty report. When a licensee does not provide a timely royalty report, efforts are made to follow up with this licensee for a current royalty report. As stated on page 59 of the Company's Form 10-K for the year ended June 30, 2004, "Advance royalty payments are deferred and recognized in revenues as the creditable sales occur, the underlying agreement expires, or when the Company has demonstrable evidence that no additional royalties will be creditable and, accordingly, the earnings process is completed."

    b. One of the licensees had been delinquent in providing these royalty reports and subsequently acknowledged it owed ECD royalties for an approximate four-year period. Upon receipt of that information, ECD accrued the revenues and subsequently received payment for these royalties.

    c. Our policy (as noted above) is consistent with the policy included in our Form 10-K/A (Amendment No. 1) for the year ended June 30, 2000. In the Company's Form 10-K for the year ended June 30, 2004 (page 31) we stated (emphasis added) that, "The Company also recognized in 2004 royalties of $464,000 related to nonrefundable advance royalty payments received by the Company in prior years associated with license agreements under which
                   --------------
       the licensees no longer have an obligation to make royalty payments." Some of our licensees, such as those from whom we recognized revenue in 2004, pay us nonrefundable advance royalties at the time that the license is granted. We do not recognize as revenue the payment of nonrefundable advance royalties. The amount ($464,000) of royalties recognized in 2004 represents payments received from two licensees in prior years pertaining to the underlying agreements which had expired as of June 30, 2004.

Liquidity and Capital Resources - Page 40
-----------------------------------------

2. Please expand your discussion in future filings to better explain cash flows from operations. Discuss significant changes to the components of working capital - i.e., individually significant changes in line items. For example, we note that accounts

Mr. Jay Webb
April 29, 2005
Page 3
------

payable and accrued expenses decreased $5.5 million or 30% from the past year while inventories increased. When you cite the significant changes in components of working capital - for example, receivables, inventory, payables, and accruals - please explain the reasons for the changes.

    Response:
    We will expand our discussion of liquidity and capital resources in future filings to include any significant changes to the components of working capital, together with an explanation of the reasons for the changes.

FINANCIAL STATEMENTS
--------------------

Statement of Cash Flows - Page 52
---------------------------------

3. Restricted cash (restricted by third parties) should generally not be included in the beginning or ending balance of cash and cash equivalents as discussed in SFAS 95, footnote 1 and the guidance at FRR 203. Please revise in future filings or tell us why no changes are necessary.

    Response:
    We will revise in future filings our Statement of Cash Flows to exclude from the beginning or ending balance of cash and cash equivalents any restricted cash.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - PAGE 54
--------------------------------------------------------

Note G - Joint Ventures and Investments - Page 70
-------------------------------------------------

4. Please supplementally provide us with the significance test calculations outlined at Rule 1-02(w)(3) of Regulation S-X for each of the joint venture investments outlined in this Note for each of the three fiscal years included in your 2004 Form 10-K. Tell us why you have or have not included Rule 3-09 financial statements or Rule 4-08(g) information for each joint venture investment disclosed. We may have further comments after reviewing your response.

    Response:
    Attached to this letter as Appendix A is our significant subsidiary test calculation as set forth in Rule 1-02(w)(3) of Regulation S-X for each of the joint venture investments outlined in Note G - Joint Ventures and Investments (page 70) - for each of the three years ended June 30, 2004. See Appendix A, page 1, for our summary of compliance with the

Mr. Jay Webb
April 29, 2005
Page 4
------

    requirements of Rule 3-09 financial statements or Rule 4-08(g)information for each joint venture disclosed.

5. Refer to your response letter dated May 23, 2001 to our comment letter dated March 27, 2001 letter sent in connection with our review of your 2000 Form 10-K. Specifically, confirm that you still apply the same accounting policies for your joint ventures, including the matters outlined in comment 72 from that letter that were discussed with and not objected to by the Staff at that time or earlier. If not, supplementally explain and support any material changes to such policies.

    Response:
    We confirm that the accounting policies noted in our letter dated May 23, 2001 sent to you in connection with your review of our 2000 Form 10-K are still applied by us, including the matters outlined in comment 72 from that letter.

Item 9A Controls and Procedures - Page 93
-----------------------------------------

6. We note your statement that the chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures are effective "with the exception of the items listed below." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

    Response:
    We agree to revise in future filings the evaluations of the Company's chief executive officer and chief financial officer to include, in clear and unqualified language, conclusions and determinations as to the effectiveness or noneffectiveness, as appropriate, of the Company's disclosure controls and procedures. (See response to items 10 and 11 below for additional discussion.)

Mr. Jay Webb
April 29, 2005
Page 5
------

FORM 10-Q FOR THE PERIOD ENDING DECEMBER 31, 2004

Note B Financings - Page 12
---------------------------

7. We note that CTTV transferred its interest in Ovonic Hydrogen to you. Please tell us and revise future filings to disclose how you accounted for and valued this transaction. Also, tell us how the transaction impacts your accounting and presentation requirements for Ovonic Hydrogen in your December 31, 2004 and future financial statements. We may have further comments after reviewing your response.

    Response:
    We will revise our future filings to disclose the fact that, upon the transfer by CTTV of its interest in Ovonic Hydrogen to ECD, Ovonic Hydrogen is 100% owned by ECD and is included in the Company's consolidated financial statements. ECD received CTTV's interest in Ovonic Hydrogen for no consideration and, in accordance with purchase accounting (SFAS 141), we wrote down the assets and liabilities of Ovonic Hydrogen to zero at December 2, 2004.

8. We note that ECD received $4,675,000 from CTTV for payment of restructuring fees and accounted for this as an extraordinary item (gain). Please tell us why presentation of this gain as an extraordinary item complies with APB Opinion 30 (or other generally accepted accounting principles). What was the nature of the restructuring fees? Did ECD provide restructuring services to CTTV or Ovonic Hydrogen? Tell us the business purpose of this transaction in light of the fact that CTTV transferred its interest in Ovonic Hydrogen in consideration of the relieving CTTV of any continuing obligations to fund Ovonic Hydrogen. We may have further comments after reviewing your response.

    Response:
    In accordance with generally accepted accounting principles (APB Opinion No. 30, paragraph 11 and SFAS 141, paragraph 45), the excess ($2,266,000, net of tax) of monies received over the costs incurred or committed in this restructuring could not be accrued as a liability, and should be accounted for as an extraordinary gain. The $4,675,000 received from CTTV represented estimated costs to be incurred by ECD for the relocation of facilities, severance of personnel and other restructuring costs associated with CTTV's withdrawal from the Ovonic Hydrogen joint venture. There is no contingent consideration agreement. No restructuring services were provided to CTTV; however, ECD did pay $2,374,000 of the costs of the restructuring for Ovonic Hydrogen from

Mr. Jay Webb
April 29, 2005
Page 6
------

    the $4,675,000 received from CTTV. ECD was providing service to Ovonic Hydrogen under a service agreement. The agreements provided certain termination provisions. CTTV and ECD mutually agreed, in lieu of the termination provisions, that certain restructuring fees be paid to ECD to enable ECD to transition from the full funding by CTTV of the joint venture to ECD funding the joint venture.

9. We see that on December 2, 2004 you entered into a series of agreements with CTTV and Cobasys to expand the scope of licenses granted to Cobasys at the time of the formation of the joint venture in July 2001 and also see in consideration of the expanded license, revised joint venture agreements and the grant to CTTV of a subsidiary interest in our membership interest in Cobasys, ECD, through its subsidiary Ovonic Battery, you received an option to purchase the 4,376,633 shares of your common stock currently owned by a subsidiary of ChevronTexaco. Finally we see the transaction increased your revenues and decreased additional paid-in capital in the quarter ended December 31, 2004 by $79,532,000. Please supplementally support the accounting and presentation of this transaction via discussion about and reference to the authoritative generally accepted accounting principles relied upon when preparing these financial statements. We may have further comments after reviewing your response.

    Response:
      The agreements provided that in consideration of expanded market rights granted to Cobasys by ECD and Ovonic Battery Company, Inc. (OBC) a consolidated subsidiary of ECD, CTTV granted OBC a transferable option, exercisable in whole or in part on or before November 1, 2005, to purchase the ECD common shares held by TRMI Holdings Inc. (TRMI), an affiliate of CTTV, at a bargain price of $4.55 per share. One of the transaction agreements to this transaction defines the tax accounting treatment agreed to by all parties. It states that for the option premium, OBC will transfer 50% of the contributed market rights to TRMI. TRMI will transfer these rights to CTTV. CTTV and OBC will each contribute their market rights to Cobasys.

      The market rights contributed to Cobasys eliminate a market restriction on their nickel metal hydride (NiMH) batteries and allows them access to the full line of market opportunities for prismatic batteries. As in the past, ECD/OBC will continue, as required under previous technology contribution obligations, to provide Cobasys with future NiMH developments.

      For valuing the option and contributed technology refer to APB Opinion No. 29-Accounting for Nonmonetary Transactions.

Mr. Jay Webb
April 29, 2005
Page 7
------

      APB29 (emphasis added) states:

      "18. The Board concludes that in general accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved which is the same basis as that used in monetary transactions. Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss should be recognized on the exchange. The fair value of the asset received should be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered. Similarly, a nonmonetary asset received in a nonreciprocal transfer should be recorded at the fair value of the asset received. A TRANSFER OF A NONMONETARY ASSET TO A STOCKHOLDER OR TO ANOTHER ENTITY IN A NONRECIPROCAL TRANSFER SHOULD BE RECORDED AT THE FAIR VALUE OF THE ASSET TRANSFERRED, AND A GAIN OR LOSS SHOULD BE RECOGNIZED ON THE DISPOSITION OF THE ASSET. The fair value of an entity's own stock reacquired may be a more clearly evident measure of the fair value of the asset distributed in a nonreciprocal transfer if the transaction involves distribution of a nonmonetary asset to eliminate a disproportionate part of owners' interests (that is, to acquire stock for the treasury or for retirement)."

      For determining the classification of the option refer to EITF Issue No. 00-19-Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock.

      "Purchased Call Options

      Description

      40. The company (the buyer) purchases call options that provide it with the right, but not the obligation, to buy from the seller, shares of the company's stock at a specified price. If the options are exercised, the contract may be settled by physical settlement, net-share settlement, or net-cash settlement, or the issuing company or the counterparty may have a choice of settlement methods.

      Consensus

      41. The company should follow the table included in the 'Forward Sale Contracts, Written Call Options or Warrants, and Purchased Put Options' section, above, in accounting for the call options."

Mr. Jay Webb
April 29, 2005
Page 8
------

      The table referred to above says that if the transaction is concluded with physical settlement, defined as, "...the party designated in the contract as a buyer delivers the full stated amount of cash to the seller, and the seller delivers the full stated number of shares to the buyer...", the option is classified as permanent equity, recorded at fair value of the nonmonetary items with no adjustments for changes in fair value.

      To determine the proper accounting for the "option premium" portion refer to the revenue recognition literature.

      We considered the GAAP referred to by SAB 104 (pg 52) for licenses of intellectual property. This is SOP 97-2 and SFAS 50. SOP 97-2 addresses software and does not address, nor can parallels be drawn from its contents, to licenses for intellectual property. SFAS 50, however, does state:

      "7. Substantial revenues may be realized by the owner of a record master or music copyright by entering into license agreements. A license agreement may be, in substance, an outright sale. If the licensor has signed a noncancelable contract, has agreed to a fixed fee, has delivered the rights to the licensee who is free to exercise them, and has no remaining significant obligations to furnish music or records, the earnings process is complete and the licensing fee shall be reported as revenue if collectibility of the full fee is reasonably assured."

      Current literature that supports recognition of the up-front fee in revenue upon entering into these license agreements is on the EITF web site that states that there is variation in practice and has tabled their issue pending FASB conclusion as follows: "Issue No. 02-G, "Recognition of Revenue from Licensing Arrangements on Intellectual Property." Licensing arrangements can take many forms, such as arrangements with a specific term or those with an unlimited term. The accounting for licensing arrangements varies in practice. Some may view the licensing of intellectual property as indistinguishable from a lease of a physical asset in which the total arrangement fee should be recognized over the contract term, while others may view such licensing arrangements as indistinguishable from the licensing of software or motion picture rights in which revenue is recognized once the license has been conveyed and the seller has no further obligations. The latter group believes their approach is fully consistent with the guidance in AICPA Statements of Position 97-2, Software Revenue Recognition, and 00-2, Accounting by Producers or Distributors of Films. The issue is when to recognize revenue from licensing arrangements on intellectual property.

Mr. Jay Webb
April 29, 2005
Page 9
------

      STATUS: At the November 21, 2002 meeting, the Task Force agreed to remove this Issue, as well as eight other Issues that are related to revenue recognition, from its agenda because the FASB has agreed to add to its agenda a major project on recognition of revenues and liabilities in financial statements."

      In SAB 104 the SEC staff "...believes that revenue generally is realized or realizable and earned when all of the following criteria are met:

           Persuasive evidence of an arrangement exists, Delivery has occurred or services have been rendered, The seller's price to the buyer is fixed or determinable, and Collectibility is reasonably assured."

      Under the terms of this option agreement, ECD and OBC have no further obligations. The option should be recorded on the books of OBC at fair value, determined by the Black Scholes formula and included as a component of equity. The fair value should be recognized as income upon receipt of the option. Application of this logic is consistent with the revenue recognition provided on other license agreements of ECD and OBC.

Item 4 Controls and Procedures - Page 42
----------------------------------------

10. In light of the fact that material weaknesses exist with respect to (i) insufficient documentation of ECD's policies and procedures around internal controls, (ii) no monitoring of controls, (iii) employees performing processes or controls that are incompatible with their functions, and (iv) weaknesses in the security of data within ECD's information systems, revise future filing to expand the disclosure to explain in reasonable detail the basis for officers' conclusions that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. Also, supplementally confirm none of the disclosed weaknesses resulted in material errors or adjustments to your financial statements prior to their issuance. If not the case, tell us the nature of the errors or adjustments, how they were identified, steps taken to prevent reoccurrences of the errors and why you believe your current and previously filed financial statements are compliant with generally accepted accounting principles.

    Response:
    We will revise future filings to expand the disclosure of Item 4 Controls and Procedures to explain in detail the basis for the conclusions of the Company's chief executive officer and chief financial officer that the Company's disclosure controls and procedures were effective as of the end of the respective reporting period notwithstanding the material

Mr. Jay Webb
April 29, 2005
Page 10
-------

    weaknesses noted. As discussed in Item 11 below, we will expand our disclosures to update all significant actions taken by us within the reporting period to address and remediate the material weaknesses noted.

    We confirm that none of the material weaknesses identified resulted in material errors or adjustments to our quarterly financial statements prior to their issuance.

11. To this regard, tell us supplementally and revise future filings to update all significant actions taken within the period by ECD to address and remediate
---
the material weaknesses. Indicating that ECD has devised a plan and committed the required resources to address and remediate the material weaknesses is not sufficient. Expand your future disclosures to indicate the significant aspects of the plan and what you mean by "commit the required resources". We note you indicate that a public accounting firm has been retained to assist in the project direction, execution and external reporting. Have any of the material weaknesses been directly addressed? In future filings, make the appropriate disclosures until all material weaknesses have been mitigated and corrected.

    Response:
    We will revise future filings to update all significant actions taken by us within the reporting period to address and remediate the material weaknesses, including the significant aspects of our plan and resources committed. We will make all of the appropriate disclosures in our future filings until all material weaknesses have been mitigated and corrected.

    For your information, the following steps have been taken to address and remediate the material weaknesses as of the date of this letter and this is the type of disclosure we plan to include in any future filings.

       1. The Company has retained a registered public accounting firm as a consultant (Consultant) to assist in the project direction, execution and external reporting. This firm is assisting the Company in documenting its policies and procedures around its internal controls. These policies and procedures have been drafted, reviewed, approved and disseminated to all critical employees. The Company has completed its documentation of these policies and procedures and the Consultant has completed, where no remediation is necessary, its walkthrough and testing of these policies and procedures.

Mr. Jay Webb
April 29, 2005
Page 11
-------

       2. The Company has enhanced its monitoring controls in the area of financial reporting and has contracted with the Consultant to act as its internal auditor to assist in this monitoring activity.

       3. The Company has completed job descriptions for all of its accounting and finance employees, has prepared matrices of all the accounting and finance functions, and has restructured these duties and responsibilities to provide for appropriate segregation of duties and oversight or review of their activities.

       4. The Company, with the assistance of the Consultant, is in the process of strengthening its controls in the security of data within its information systems, initiating security event logs and activity reports, assignment of administrative rights, segregation of duties and access to data and applications.

    The Company, with its Consultant's assistance, has a plan in place to fully complete the remediation of all of the above items to enable management to assess its internal controls and to enable the Company's independent registered public accounting firm to audit management's assessment as of June 30, 2005.

    The Company has committed significant resources (total estimated cost of $2.2 million) to this project and management has informed all employees that this project is of the utmost importance to the Company and all of its employees.

12. We note your disclosure that "there were no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls.. ." Please revise these disclosures in future filings to remove the word significant and to discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c) of Regulation S-K, as amended effective August 13, 2003.

    Response:
    We will revise in our future filings our disclosures to exclude the word "significant" and to discuss all changes in our internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.


                                         * * * * *

Mr. Jay Webb
April 29, 2005
Page 12
-------

      ECD acknowledges that:

         o it is responsible for the adequacy and accuracy of the disclosure in the filings,
         o the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and
         o it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any additional questions or comments, please contact me at
(248) 299-6013.

                                    Sincerely,


                                    /S/ Stephan W. Zumsteg

                                    Stephan W. Zumsteg
                                    Chief Financial Officer



Attachments

                                                           Appendix A - Page 1

                JOINT VENTURE FINANCIAL STATEMENTS / INFORMATION
                ------------------------------------------------
             (See Appendix A - Pages 2-4 for detail of computations)
             -------------------------------------------------------


                                                          Year Ended June 30,
                                                         --------------------
              Joint Venture                              2004    2003    2002
-------------------------------------------              ----    ----    ----

 United Solar Ovonic LLC
    (formerly Bekaert ECD Solar Systems)                 (6)      (6)     (4)
 Cobasys
    (formerly Texaco Ovonic Battery Systems)             (1)      (1)     N/A
 Ovonyx                                                  (2)      (2)     (2)
 Ovonic Fuel Cell (formerly Texaco Ovonic Fuel Cell)     (6)      (6)     (5)
 Texaco Ovonic Hydrogen Systems                          (5)      (5)     (5)
 Ovonic Media                                            N/A      (2)     (5)
 Rare Earth Ovonic                                       (3)      (3)     (3)
 Innovative Transportation Systems (ITS)                 N/A      (7)     (2)
 ------------------

   N/A Information not available. Investees were dormant or, in the case of the Cobasys, newly formed and no information available.

   (1) Met 10% asset test. Financial information required by Rule 4-08(g) was included in ECD's Form 10-K footnote for the respective years.

   (2)  Did not meet 10% or 20% tests.

   (3)  Accounted for on cost basis.

   (4) Met 20% asset and 10% income tests. Audited financial statements, as required by Rule 3-09, filed as an exhibit to ECD's June 30, 2002 Form 10-K.

   (5) Did not meet 10% or 20% test. However, financial information was included in ECD's Form 10-K footnote for the respective years.

   (6)  100% owned by ECD as of June 30 of the respective year.

   (7) Met 10% income test for 2003. However, ITS required significant additional investments as it continued commercialization of its products and lacked funds to continue operations without new equity investors. Neither partner in the venture had an obligation nor had committed to provide additional funding. As a result, ECD wrote down its investment in ITS to zero in the year ended June 30, 2003 and recorded equity in losses and writedown of joint ventures of $5,286,000. Since financial information was not available and since the Company has no further investment in ITS as of June 30, 2003, it was not considered relevant to the users of the Company's financial statements to include in its footnotes any financial information for ITS.

                                                           Appendix A - Page 2


                                    Investees
                                    6/30/2004

                                                                                  COBASYS      Texaco Ovonic
                                                                              (Texaco Ovonic      Hydrogen
                                               Ovonic Media       Ovonyx          Battery)        Systems
                                               ------------    ------------   --------------   -------------

Investments & Advances                         $     -         $     -        $     -          $     -

ECD Ownership Interest                              49%            41.7%           50%              50%

Assets
   Consolidated - 06/30/04                      113,311,775     113,311,775    113,311,775      113,311,775
       10%                                       11,331,178      11,331,178     11,331,178       11,331,178
       20%                                       22,662,356      22,662,356     22,662,356       22,662,356
   JV Assets 06/30/04                               N/A           9,158,273     34,359,134        6,093,178
       ECD Share of Assets                          N/A           3,818,999     17,179,567        3,046,589

Consolidated Loss - 06/30/04                    (51,421,674)    (51,421,674)   (51,421,674)     (51,421,674)
       10%                                       (5,142,167)     (5,142,167)    (5,142,167)      (5,142,167)
       20%                                      (10,284,335)    (10,284,335)   (10,284,335)     (10,284,335)

Amount of ECD Share of Losses Recognized
on ECD Financial Statements                          -             (644,000)        -                -


---------------------
   Note - See Appendix A - Page 1 for summary of tests.
        - No information is available for the following joint ventures:
                Rare Earth Ovonic (accounted for on the cost basis)
                Ovonic Media (dormant - would not be expected to meet 10% or 20% test)
                Sovlux (dormant - would not be expected to meet 10% or 20% test)
                Sovlux Battery (dormant - would not be expected to meet 10% or 20% test)
                Innovative Transportation Systems (dormant - would not be expected to meet 10% or 20% test)

        N/A  Information not available.


                                                           Appendix A - Page 3

                                    Investees
                                    6/30/2003


                                                                    Texaco       Texaco Ovonic     Innovative
                                                                    Ovonic          Hydrogen     Transportation
                                   Ovonic Media       Ovonyx        Battery         Systems      Systems (ITS)
                                   ------------    ------------   ------------   -------------   --------------

Investments & Advances             $     -         $   594,220    $     -        $     -         $     -
    ECD Ownership Interest              49%           41.7%            50%            50%             30%

Assets
  Consolidated - 06/30/03           153,694,650    153,694,650     153,694,650    153,694,650     153,694,650
     10%                             15,369,465     15,369,465      15,369,465     15,369,465      15,369,465
     20%                             30,738,930     30,738,930      30,738,930     30,738,930      30,738,930
  JV Assets 06/30/03                    378,965     13,131,929      36,769,812      8,698,467       1,105,695
     ECD Share of Assets                185,693      5,476,014      20,384,906      4,349,234         331,709

Consolidated Loss Before
Cumulative Effect of Change in
Accounting Principle - 06/30/03     (38,413,719)   (38,413,719)    (38,413,719)   (38,413,719)    (38,413,719)
     10%                             (3,841,372)    (3,841,372)     (3,841,372)    (3,841,372)     (3,841,372)
     20%                             (7,682,744)    (7,682,744)     (7,682,744)    (7,682,744)     (7,682,744)

Amount of ECD Share of Losses            -            (406,000)         -              -           (5,286,000)
Recognized on ECD Financial
Statements


----------------------
       Note - See Appendix A - Page 1 for summary of tests
            - No information is available for the following joint ventures:
                    Rare Earth Ovonic (accounted for on the cost basis)
                    Sovlux (dormant - would not be expected to meet 10% or 20% test)
                    Sovlux Battery (dormant - would not be expected to meet 10% or 20% test)



                                                           Appendix A - Page 4


                                   Investees
                                   6/30/2002

                                                           Texaco       Bekaert-ECD    Texaco Ovonic     Texaco        Innovative
                                                           Ovonic          Solar          Hydrogen     Ovonic Fuel   Transportation
                            Ovonic Media     Ovonyx        Battery        Systems         Systems          Cell          Systems
                            ------------  ------------   ------------   ------------   ------------   ------------   --------------

Investments & Advances      $     -       $     -        $     -        $ 27,269,793   $     -        $     -        $  3,285,757

ECD Ownership Interest           49%          41.7%           50%           32.4%           50%            50%            30%

Assets
    Consolidated - 06/30/02  192,118,594   192,118,594    192,118,594    192,118,594    192,118,594    192,118,594    192,118,594
        10%                   19,211,859    19,211,859     19,211,859     19,211,859     19,211,859     19,211,859     19,211,859
        20%                   38,423,719    38,423,719     38,423,719     38,423,719     38,423,719     38,423,719     38,423,719

    JV Assets 06/30/02           460,241     8,495,962         -         139,265,816      7,985,829      2,622,420      2,197,653
        ECD Share of Assets      225,519     3,542,816         -          45,122,124      3,992,915      1,311,210        659,296

Consolidated Loss - 06/30/02 (20,888,034)  (20,888,034)   (20,888,034)   (20,888,034)   (20,888,034)   (20,888,034)   (20,888,034)
        10%                   (2,088,803)   (2,088,803)    (2,088,803)    (2,088,803)    (2,088,803)    (2,088,803)    (2,088,803)
        20%                   (4,177,606)   (4,177,606)    (4,177,606)    (4,177,606)    (4,177,606)    (4,177,606)    (4,177,606)

Amount of ECD Share of Losses     -             -              -          (2,944,000)        -              -            (714,000)
Recognized on ECD Financial
Statements


-----------------------
    Note - See Appendix A - Page 1 for summary of tests.
         - No information is available for the following joint ventures:
                 Texaco Ovonic Battery Systems (newly formed; no information available)
                 Rare Earth Ovonic (accounted for on the cost basis)
                 Sovlux (dormant - would not be expected to meet 10% or 20% test)
                 Sovlux Battery (dormant - would not be expected to meet 10% or 20% test)

